June 15, 2023

VIA EDGAR TRANSMISSION

Asen Parachkevov, Esq.

Alberto Zapata, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Messrs. Parachkevov and Zapata:

On December 28, 2022, the Registrant, on behalf of its proposed series, the National Security Emerging Markets Index ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. We responded to comments to the amendment provided by correspondence on March 17, 2023, April 13, 2023 and May 17, 2022. In a telephone conversation on June 2, 2023, you provided additional comments to the amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Furthermore, the Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment 19:  Please confirm whether the screening steps described in the supplement are entirely new or just a memorialization of the current screens.  If they are new, how will they be implemented?

Response: The Registrant has confirmed that as previously presented, the supplement is a memorialization of the current screens and how they have been used in practice since the inception of the Index in July 2022. In response to the Staff’s comments below, certain adjustments are

Philip.Sineneng@ThompsonHine.com	Direct: 614.469.3217

Asen Parashkevov, Esq. Alberto Zapata, Esq. June 15, 2023 Page 2

being made to the Index. The Registrant has confirmed that these adjustments would not have changed the composition of the Index.

Comment 20:  Please reconcile the terms used in the supplement with those used in the Index rules and methodology so that defined terms are consistent across both documents.

Response: The Registrant has been advised that the terms used in the Index rules and methodology will be reconciled with those used in the supplement for consistency.

Comment 21:  For Screens 2, 3 and 9, please identify who determines whether the rule has been met with respect to an excluded issuer(s).  Does the index provider determine the companies to exclude? If so, based on what (i.e., public filings, revenue projections, research and analysis)? Does the index provider make a subjective determination?

(a)	For example, in Screen 2, are the excluded companies on a list maintained by the Directorate of Defense Trade Controls?

(b)	For Screen 3, does the Department of State determine whether a company provides CCL items to a military end user or engages in an MCF program in China or Russia?

(c)	For Screen 9, are the companies that “enable or engage” in the enumerated activities identified by the U.S. government?

Response: The Registrant confirms that the Index Provider does not determine No, index provider does not make any determinations as to which companies to exclude from the Index.

The Registrant further responds to Comment 21 as follows:

(a)	With respect to Screen 2, the Directorate of Defense Trade Controls (DDTC) does not maintain a list of companies that supply U.S. Munitions List (USML) items in a country of concern. Rather, the DDTC tells U.S. exporters what types of defense-related articles and services require a license to be exported. The Index’s Investment Committee uses the USML simply to define defense-related articles and services. The Investment Committee then determines if a company produces USML items in violation of Screen 2 by referencing business facts, public filings, and government documents aggregated on subscription-based platforms.

For example, the USML list includes military ground vehicles. Chinese automobile company Dongfeng Motor Group (“Dongfeng”) discloses in its annual reports that it

Asen Parashkevov, Esq. Alberto Zapata, Esq. June 15, 2023 Page 3

has a military products business platform and that it builds miliary vehicles.[1] Dongfeng has displayed military ground vehicles at international trade shows documented by media. United States Army Training and Doctrine Command publicly identifies Dongfeng as manufacturer of more than ten specific ground warfare vehicles currently in use by the People’s Liberation Army.[2] Based on these facts, the Investment Committee objectively assesses that Dongfeng supplies USML items. The process is comparable to an index that excludes companies operating in the oil and gas industry.

(b)	The Department of State does not publish the names of companies that provide Commerce Control List items to a military end user or that engage in MCF programs. The Military End User List is maintained by the Department of Commerce Bureau of Industry and Security (BIS). The Department of Defense identifies Chinese Military-Civil Fusion contributors pursuant to Section 1260H of the Fiscal Year 2021 National Defense Authorization Act (Public Law 116-283). BIS also places some companies on the Entity List for engaging in China’s MCF program. The exclusion process for CCL providers mirrors Screen 2 (USML providers).

The Military End User List and Commerce Control List are intended to help U.S. exporters know when to seek an export license before transferring militarily useful technology to foreign entities. These lists do not identify all defense contractors and suppliers in a country of concern. Importantly, most companies subject to U.S. export controls are not subject to investment restrictions. Therefore, to achieve the Index’s objective of denying U.S. capital to Chinese defense companies (Screens 2 and 3) it is necessary to use an objective assessment, as in the Dongfeng example above.

(c)	Yes, the U.S. Government has identified dozens of Chinese companies acting in disputed areas. The Commerce Department has added such companies to the Bureau of Industry and Security Entity List, resulting in their exclusion from the baseline index. Entity List updates are published in the Federal Register as well as the Consolidated Screening List hosted by the U.S. International Trade Administration. Definitive evidence also determines if a company fails Screen 9. An example of definitive evidence is China Petrochemical Corporation’s announcement that it had begun construction on a new fueling station and storage depot on the disputed Woody Island in the South China Sea.

[1] Dongfeng Motor Group Company Limited, 2022 Annual Report.

[2] For example, see U.S. Army Training and Doctrine Command, “Dongfeng CTL-181A Chinese 6x6 Unmanned Aerial Vehicle (UAV) Launcher,” available on 5 June 2023 at https://odin.tradoc.army.mil/WEG/Asset/8b1fb2d0ce185943e6e0058f60341867

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Comment 22:  For Screens 4, 5 and 7, please confirm that the exclusions based on these screens are determined strictly by the U.S. government.

Response: The Registrant has so confirmed.

Comment 23:  Screens 6 and 8 seem more open-ended than the other screens.  What process is used to make these determinations?  Which publications are reviewed?

Response: The Registrant believes that Screens 6 and 8 are narrowly defined to exclude active cybersecurity threats and human rights violators, respectively, that are identified by public authorities. The Registrant has adjusted the rules of each screen to emphasize that the determinations are made by governmental entities. Screen 6 is determined by unclassified agency reports, advisements, and warnings; federal court rulings; and official determinations by the U.S. Government. These publications are aggregated on subscription-based platforms and an open-source intelligence platform. Screen 8a is determined by U.S. Government findings expressed in public announcements. Screen 8b excludes companies subject to a Withhold Release Order issued by U.S. Customs and Border Protection in the Department of Homeland Security (DHS) under the Uyghur Forced Labor Prevention Act (UFLPA). Screens 8c and 8d exclude companies on the UFLPA Entity List maintained by the Forced Labor Enforcement Task Force, a DHS-led interagency task force.

The Index is the product of an exclusionary process that begins with a universe of companies defined by the baseline index. The Index’s Investment Committee then puts each company through the National Security Governance filter, subject to the rules of each screen and a verifiability standard. The verifiability standard means a company is tested for clearly defined criterion such as: “Is the company on the Uyghur Forced Labor Prevention Act Entity List?” If the answer is affirmative, the company is excluded from the baseline index. For example, on 12 June 2023, DHS added two publicly-traded companies – Ninestar Corporation and Xinjiang Zhongtai Chemical Co. Ltd. – to the UFLPA Entity List for working with the government of Xinjiang to recruit, transport, transfer, harbor or receive forced labor or Uyghurs, Kazakhs, Kyrgyz, or members of other persecuted groups out of Xinjiang. These companies would therefore be excluded during the Index’s next reconstitution period.

Comment 24:  For Screen 2, please confirm that the items that fall into the “catch-all” category that are not specifically enumerated are determined by the Directorate of Defense Trade Controls and not the Index Provider.

Response: The Registrant has so confirmed.

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Comment 25:  For Screen 6, what is an example of a public entity “with responsibility for cybersecurity” or “with responsibility for enforcing, adjudicating, or reporting cybersecurity acts”?

Response: An example of such an entity is the U.S. Department of Homeland Security, Cybersecurity & Infrastructure Security Agency.

Comment 26:  For Screen 7, please confirm that the determinations by the U.S. government as to espionage threats or espionage actors are publicly available and do not require some security clearance.

Response: The Registrant has so confirmed.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench